UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

Of the Kingdom of Sweden

Date of end of last fiscal year: December 31, 2008

Securities registered as of December 31, 2008

	Amounts as to Which
	Registration is	Names of Exchanges
Title of Issue	Effective	on Which Registered
Kingdom of Sweden	$200,000,000	New York
12 % Bonds Due 2010		Stock Exchange

Kingdom of Sweden	$600,000,000	New York
11 1/8 % Bonds with		Stock Exchange
warrants Due 2015

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Charlotte Rydin

General Counsel

RIKSGÄLDSKONTORET

SE-103 74 STOCKHOLM

Sweden

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2. A statement as of the close of the last fiscal year of the registrant giving total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item).

The total principal amount of direct internal funded debt of the registrant outstanding as of December 31, 2008 was Swedish kronor (SEK) 753,354,829. (1)

In addition, there were outstanding various internal loans, in a total amount of SEK 923,699,351 guaranteed by the registrant as to principal and interest.

(1) Such debt does not include debt of State-owned companies, public enterprises or local authorities.

(b) External funded debt of the registrant. (Total to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)(1)

The total principal amount of direct external funded debt of the registrant outstanding as of December 31, 2008 was as follows: (in thousands)

U.S. dollars (USD)	7,179,895
Australian dollars (AUD)	400,000
Canadian dollars (CAD)	0
Swiss francs (CHF)	0
Euro (EUR)	3,060,101
Pounds sterling (GBP)	211,598
Japanese yen (JPY)	0
New Zealand (NZD)	150,000

In addition, there were outstanding various external loans, which are guaranteed by the registrant as to principal and interest. The total principal amount of these contingent liabilities outstanding as of December 31, 2008 was as follows: (in thousands)

External Debt Guaranteed by the Kingdom of Sweden

U.S. dollars (USD)	2,528,775
Euro (EUR)	7,353,173
Danish kroner (DKK)	559,000
Pounds sterling (GBP)	171,680
Japanese yen (JPY)	13,700,000
Norwegian kroner (NOK)	6,200,000
Swiss franc (CHF)	52,000
Australian dollar (AUD)	0
Special Drawing Rights and Unit of Accounts (SDR, UA)	414,260

(1) Such debt does not include debt of State-owned companies, public enterprises or local authorities.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Internal funded debt as of December 31, 2008(1)

(Payable in Swedish kronor)

Title and Interest Rate	Date of Issue		Year of final maturity	Principal amount outstanding
				(thousands of Skr)
Treasury Bonds:

9% of 1993	4/20	1993	2009	1 009 120
5% of 1998	1/28	1998	2009	61 661 955
4% of 2004	3/15	2004	2009	51 250 810
5,25% of 2000	11/8	2000	2011	48 354 085
5,5% of 2002	3/13	2002	2012	57 225 040
Index linked 1% bonds of 2005	9/27	2005	2012	31 425 380
6,75% of 1997	5/5	1997	2014	61 750 740
Index linked zero coupon bonds of 1994 (1)	4/1	1994	2014	5 132 528
Index linked 3,5% bonds of 1998 (1)	12/1	1998	2015	69 960 166
4,5% of 2004	9/6	2004	2015	38 991 115
3% of 2005	9/19	2005	2016	41 488 900
3,75% of 2006	9/15	2006	2017	50 025 775
4,25 of 2007	11/21	2007	2019	43 505 325
Index linked 4% bonds of 1995 (1)	12/1	1995	2020	49 588 376
5% of 2004	1/28	2004	2020	52 701 280
Index linked 3,5% bonds of 1997 (1)	12/1	1997	2028	3 740
Index linked 3,5% bonds of 1998 (1)	12/1	1998	2028	50 375 750
Assigned bonds 2005-2006			2009	550 000
Assigned bonds 2005-2006			2010	700 000
Assigned bonds 2005-2006			2011	250 000
Assigned bonds 2005-2006			2015	77 519
Total Treasury Bonds				716 027 604

Lottery Bonds:(2)

2,3% of 2004	4/20	2004	2009	4 600 000
1,8% of 2005	4/22	2005	2009	4 800 000
2,0% of 2006	12/6	2006	2010	4 200 000
1,5% of 2005	11/30	2005	2010	3 800 000
2,4% of 2007	12/5	2007	2010	5 700 000
2,0% of 2006	7/7	2006	2011	3 600 000
2,3% of 2008	27/6	2008	2011	3 800 000
2,4% of 2007	7/6	2007	2012	3 400 000
1,6% of 2008	17/11	2008	2013	3 427 225
Total Lottery Bonds				37 327 225
Total Internal Funded Debt				753 354 829

(1)	At time of issue paid in discounted amount.
(2)

Lottery bonds do not bear interest; bonds are selected by lot (two or three times a year) to receive prizes. The interest rates indicated are the aggregate amount of prizes paid annually as a percentage of the nominal value of the bond. The principal amount of all bonds is paid at maturity.

Internal Debt Guaranteed by the Kingdom of Sweden as of December 31, 2008

(Payable in Swedish kronor)

Principal Amount Outstanding
(thousands of Skr)

Standing Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Svenska Skeppshypotekskassan (Swedish Ships’ Mortgage Bank)	350 000
AB Svensk Exportkredit (Swedish Export Credit Corporation)	600 000
Statens Bostadsfinansiering AB (The National Swedish Housing Finance Corporation)	4 000 000
Others	55 000
Total	5 005 000
Other Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Deposit Insurance	638 851 101
Bank Guarantee Programme	148 077 260
Pension guarantees	7 926 223
Öresundsbro Konsortiet (bridge and tunnel construction)	12 794 485
Others	152 252
Total	807 801 321
Guarantees of the State Acting Through the Following State Agencies other than Riksgäldskontoret:
Exportkreditnämnden (The Export Credit Guarantee Board)	105 407 000
Bostadskreditnämnden (The National Housing Credit Guarantee Board)	2 567 932
Sida (Swedish International Development Agency)	1 599 000
Länsstyrelser (The County Government Boards)	31 098
Others	1 288 000
Total	110 893 030

Total Internal Guaranteed Debt	923 699 351

External Funded Debt as of December 31, 2008

(Payable in Foreign Currencies)

Title and Interest Rate	Date of Issue		Year of Final Maturity	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
				(in thousands)
US Dollars				USD

4,375% Bonds of 2005	10/19	2005	2009	1 250 000
5,25% Bonds of 2006	5/26	2006	2009	1 200 000
3,875% Bonds of 2002	10/15	2002	2009	1 300 000
Serial Zero Coupon Bonds of 1984 (2)	4/4	1984	2009	111 832
12% Bonds of 1985	2/6	1985	2010	43 396
3,875% Bonds of 2005	1/25	2005	2010	1 500 000
4,5% Bonds of 2006	2/7	2006	2011	1 700 000
11,125% Bonds of 1985	6/12	1985	2015	67 081
10,25% Bonds of 1985	11/1	1985	2015	7 586
Total US Dollars				7 179 895	54 238 964

Pounds Sterling				GBP
13,5% Bonds of 1983	1/19	1983	2010	44 416
11% Bonds of 1984	10/17	1984	2012	87 000
9,75% Bonds of 1985	11/20	1985	2014	80 182
Total Pounds Sterling				211 598	2 335 920

Euro(3)				EUR

5,0% Bonds of 1998 (EUR)	1/28	1998	2009	3 000 000
9,405% Bonds of 1996 (ESP)	4/9	1996	2026	60 101
Total Euro				3 060 101	26 603 100

New Zealand dollars				NZD
6,125% Bonds of 2005	9/20	2005	2010	150 000
Total New Zealand Dollars				150 000	799 615

Australian Dollar				AUD

6% Bonds of 2006	11/16	2006	2009	200 000
5,75% Bonds of 2005	3/3	2005	2015	200 000
Total Australian Dollar				400 000	2 232 796

Sum public Debt					86 210 396
Non public funded debt					10 517 797

Total External Funded Debt					96 728 193
Total of External Short Term Floating Debt					5 508 637
Liquidity management instrumets					0
Unrealised currency gains/loss (4)					30 417 789
Currency and FX swaps					91 766 511
Total debt denominated in foreign currency					224 421 130

(1)	The valuation in Swedish kronor of foreign currency loans has been made at the exchange rates in effect on the date of issue.
(2)	Interest at the equivalent of 13,125% per annum.
(3)	Original currency of issuance within parentheses.
(4)	According to exchange rates per December 31, 2008.

External Debt Guaranteed by the Kingdom of Sweden as of December 31, 2008

(Payable in foreign currencies)

		Principal Amount Outstanding	Equivalent in Swedish kronor(1)
(thousands)
Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Nordiska Investeringsbanken (Nordic Investment Bank)	EUR	711 411	7 779 634
Sweden House in St. Petersburg, Russia	USD	10 427	80 835
Öresundsbro Konsortiet (bridge and tunnel construction)	GBP	171 680	1 930 971
Öresundsbro Konsortiet (bridge and tunnel construction)	USD	489 605	3 795 663
Öresundsbro Konsortiet (bridge and tunnel construction)	EUR	207 907	2 273 566
Öresundsbro Konsortiet (bridge and tunnel construction)	JPY	13 700 000	1 178 200
Öresundsbro Konsortiet (bridge and tunnel construction)	DKK	559 000	820 612
Öresundsbro Konsortiet (bridge and tunnel construction)	NOK	6 200 000	6 841 700
Total			24 701 181
Guarantees Issued by the Government:
International Bank for Reconstruction and Development (IBRD)	USD	1 696 200	13 149 791
Multilateral Investment Guarantee Agency (MIGA)	USD	17 736	137 499
European Bank for Reconstruction and Development (EBRD)	EUR	336 300	3 677 609
European Investment Bank (EIB)	EUR	4 655 556	50 910 835
Council of Europe Development Bank (CEB)	EUR	74 315	812 668
Nordic Investment Bank (NIB)	EUR	1 367 684	14 956 303
Inter-American Development Bank (IDB)	USD	314 807	2 440 541
Asian Development Bank (AsDB)	SDR	111 970	1 343 573
African Development Bank (AfDB)	SDR	302 290	3 627 299
Total			91 056 118
Guarantees of the State Acting Through the Following State Agency other than Riksgäldskontoret:
Affärsverket Statens Järnvägar (Swedish State Railways)	CHF	52 000	381 966

Total External Guaranteed Debt			116 139 265

RECAPITULATION OF GUARANTEED DEBT:
Total Internal Guaranteed Debt			923 699 351
Total External Guaranteed Debt			116 139 265
Total Guaranteed Debt			1 039 838 616

(1)

Translation of amounts in foreign currencies to Swedish kronor has been made at exchange rates in effect as of December 31, 2008 as follows: 7.7525 Swedish kronor per U.S. dollar, 11.2475 Swedish kronor per British pound, 0.086 Swedish kronor per Japanese yen, 10.9355 Swedish kronor per E.U. euro, 1.468 Swedish kronor per Danish krona, 1.1035 Swedish kronor per Norwegian krona, 7.3455 Swedish kronor per Swiss Franc and 11.9994 Swedish kronor per Special Drawings Rights

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

The following have been repurchased by the issuer and cancelled and are no longer outstanding (as of December 31, 2008):

12 % Bonds of 2/6/1985, due 2010	$156,604,000
11 1/8 % Bonds with warrants of 6/12/1985, due 2015	$532,919,000
$689,523,000

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate needs to be furnished only if it is practicable to do so.

Not practicable.

(3) Total amount otherwise outstanding.

As of December 31, 2008:

12 % Bonds of 2/6/1985, due 2010	$43,396,000
11 1/8 % Bonds with warrants of 6/12/1985, due 2015	$67,081,000
$110,477,000

(b) If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.

Securities bought in the market.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

a) Internal floating indebtedness of the registrant.

(Total to be stated in the currency of the registrant).

Internal Floating Debt as of December 31, 2008

(Payable in Swedish Kronor)

Principal amount outstanding
(thousands of Skr)
Treasury Bills	139 047 465
Swaps in SEK	-94 725 384
Foreign Exchange forwards in SEK	2 925 701
Liquidity management instruments	49 604 500
National Debt Savings	44 249 108
Total Internal Floating Debt	141 101 390

RECAPITULATION OF INTERNAL DEBT:
Total Funded Debt	753 354 831
Total Floating Debt	141 101 390
Total Internal Debt	894 456 221

b) External floating indebtedness of the registrant.

(Total to be stated in the respective currencies in which payable).

External Floating Debt as of December 31, 2008

Title and Interest Rate	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
(thousands)

EUR
Eurocommercial Paper Program of 1988 (2)
Total EUR		5 508 637

Total External Floating Debt		5 508 637

(1)	The valuation in Swedish kronor of foreign currency loans has been made at the exchange rates in effect on the date of issue.
(2)

In addition to U.S. dollars, Swiss francs, Japanese yen and Pound sterling, the notes may also be issued in Euro, Australian dollars, Canadian dollars and Danish kroner with a maximum maturity of 365 days. The interest on the notes is variable and a function of market conditions at the time of issuance.

RECAPITULATION OF EXTERNAL DEBT:
Total External Funded Debt	96 728 193
Total External Floating Debt	127 692 937
Total External Debt	224 421 130

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Central Government Revenues and Expenditures(1)

Fiscal Year 2008
(millions of SEK)
Revenues
Taxes:
Taxes on income, capital gains and profits (2)	62 400
Statutory social securities fees	314 800
Taxes on property	40 600
Value added tax	275 000
Petrol tax (3)
Tobacco tax	10 300
Alcoholic beverage tax	11 300
Tax on energy consumption	64 500
Taxes on road traffic	16 000
Other taxes	-45 400
Total taxes	749 500
Non-tax revenues
Operating surpluses (4)	4 200
Interest received by the Government	7 700
Other non-tax revenues (5)	41 100
Total non-tax revenues	53 000

Capital revenues	76 500
Loan repayment	1 900
Computed revenues (6)	8 700
Contributions from the European Union	11 000
Total other revenues	98 100
Total Revenues	900 600

Exenditures
The Swedish political system	10 966
Economy and fiscal administration	11 378
Tax administration and collection	9 446
Justice	32 693
Foreign policy administration and international co-operation	1 750
Total defence	43 030
International development assistance	27 453
Immigrants and refugees	6 134
Health care, medical care, social services	49 131
Financial security in the event of illness and disability	115 862
Financial security in old age	42 591
Financial security for families and children	66 393
Financial security in the event of unemployment	51 781
Labour market and working life	1 031
Study support	19 110
Education and university research	44 524
Culture, the media, religious organisations and leisure	10 117
Planning, housing supply and construction	2 075
Regional balance and development	2 799

General environment and conservation	4 667
Energy	2 079
Communications	61 484
Agriculture and forestry, fisheries etc.	16 508
Business sector	12 761
General grant to municipalities	64 770
Interest on Central Government Debt. etc.	48 206
Contribution to the European Community	31 526
Total expenditures (all areas of expenditure)	790 263
Budget deficit	-110 337
Transactions outside closed accounts	—
Net lending by Riksgäldskontoret	-27 900
Adjustment to cash basis (7)	3 700
Net borrowing requirement (8)	-134 500

(1)	No receipts/revenues are pledged or otherwise specifically allocated to any issue registered.
(2)		2008
	Net personal income taxes	-58 900
	Corporate income taxes	113 300
	Other income taxes	8 000
(3)	From 1995/96 Petrol tax is included in tax on energy consumption.
(4)	Primarily net surplus of public enterprises, other agencies and the Riksbank and income from lotteries, etc.
(5)	Primarily revenues from real estate investments, dividends on state-owned shares, administrative fees and changes and revenues from sales.
(6)

Primarily cash payments by public utilities to the Government representing depreciation on capital funds invested in them by the state and revenues and expenditures for Government pensions. Expenditures for Government pensions can be in excess of revenues and therefore the remainder of this revenue heading can be in excess of revenues and can show a deficit.

(7)	Including transfer from National Pension Fund.
(8)	As of 1997, the Net borrowing requirement is identical to the Central Government budget balance. A negative Net borrowing requirement is equivalent with a budget balance surplus.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action not previously reported.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Virtually all exchange control regulations were abolished on July 1, 1989. Foreign exchange control may, in accordance with the treaties of the European Union, only be reintroduced under certain extraordinary circumstances such as if Sweden is involved in a war.

8. Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

(In millions of SEK)
Sep 15, 2009
Notes and coins (excluding bank holdings)	105,547
Gold reserves of Sveriges Riksbank	29,391

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

FOREIGN TRADE BY COMMODITY GROUP

	Year ended December 31, 2008
	(millions of SEK)%
Exports (f.o.b.)
Food Products, Beverage and Tobacco	47 182	4
Wood Products	25 816	2
Pulp	18 239	2
Paper and Board	78 106	7
Petroleum Products	87 190	7
Coal and other Fuels	6 919	1
Iron and Steel	75 414	6
Iron Ore	14 474	1
Non-Ferrous Metals	21 696	2
Other Minerals	10 230	1
Other Raw Materials	2 732	0
Manufactured Metal	35 403	3
Machinery and Equipment	347 235	29
Motor Vehicles and Spare Parts	150 005	13
Ships	4 105	0
Chemicals and Plastics	130 616	11
Clothes, Shoes and Leather	13 278	1
Other Manufactured Products	122 240	10
Other Products	3 785	0
Total Exports	1 194 664	100

	Year ended December 31, 2008
	(millions of SEK)%
Imports (c.i.f.) by country of consignment
Food Products, Beverage and Tobacco	86 670	8
Wood Products	7 834	1
Pulp	3 192	0
Paper and Board	13 397	1
Petroleum Products	59 233	5
Crude Oil	87 066	8
Coal and other Fuels	12 113	1
Iron and Steel	52 178	5
Non-Ferrous Metals	22 584	2
Other Minerals	14 708	1
Other Raw Materials	9 636	1
Manufactured Metal	32 246	3
Machinery and Equipment	278 109	26
Motor Vehicles and Spare Parts	111 038	10

FOREIGN TRADE BY COMMODITY GROUP

	Year Ended December 31, 2008
	(millions of SEK)%
Ships	5 998	1
Chemicals and Plastics	122 086	11
Clothes, Shoes and Leather	34 078	3
Other Manufactured Products	135 306	12
Other Products	1 605	0
Total Imports	1 089 077	100

GEOGRAPHIC DISTRIBUTION OF FOREIGN TRADE

	Year Ended December 31, 2008
	(millions of SEK)%

Exports (f.o.b.)

European Union (EU)
United Kingdom	87 572	7
Germany	123 907	10
Denmark	88 373	7
Finland	75 859	6
Other EU countries (1)	271 129	23
Total EU	646 839	54

European Free Trade Association (EFTA)
Norway	113 477	9
Other EFTA countries (2)	15 039	1
Total EFTA	128 516	11

Central and Eastern Europe	71 956	6
Russia	28 901	2
United States	78 656	7
Japan	13 175	1
State trading countries in Asia and America	26 266	2
OPEC countries	36 054	3
Other countries	164 301	14

Total Exports	1 194 664	100

(1) France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal and Austria.

(2) Switzerland, Liechtenstein and Iceland.

	Year Ended December 31, 2008
	(millions of SEK)%

Imports (c.i.f.) by Country of Consignment
European Union (EU)
United Kingdom	68 788	6
Germany	190 932	18
Denmark	102 604	9
Finland	62 414	6
Other EU countries (1)	248 229	23
Total EU	672 966	62

European Free Trade Association (EFTA)
Norway	97 161	9

GEOGRAPHIC DISTRIBUTION OF FOREIGN TRADE

	Year Ended December 31, 2008
	(millions of SEK)%

Other EFTA countries (2)	9 674	1
Total EFTA	106 835	10

Central and Eastern Europe	87 270	8
Russia	44 890	4
United States	33 683	3
Japan	17 839	2
State trading countries in Asia and America	36 805	3
OPEC countries	9 952	1
Other countries	78 837	7

Total Imports	1 089 077	100

(1) France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal and Austria.

(2) Switzerland, Liechtenstein and Iceland.

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the registrant has published balances of international payments).

Balance of Payments

December 31, 2008
(billions of SEK)

Current account	263,5
Trade in goods (f.o.b. – f.o.b.)	117,6
Net trade of goods	104,8
Correction items	12,8
Services	115,6
Transportation	23,3
Travel	-18,0
Other services	110,3
Compensation of employees	-2,1
Investment income	74,9
Direct investment	100,4
Portfolio investment excluding financial derivatives	-23,9
Income on equity	9,0
Income on debt (interest)	-32,9
Other investment	-1,7
Current transfers	-42,5
Contributions etc. to/from the EU	-20,2
Development assistance grants	-8,4
Other current transfers	-13,9
Capital account	-5,0
Contributions etc. to/from the EU, investment	0,9
Development assistance grants, investment	-5,3
Other	-0,7
Financial account	36,2
Direct investment	1,4
Abroad	-265,1
Equity capital	-115,4
Loans etc.	-2,6
Reinvested earnings	-147,1
In Sweden	266,5
Equity capital	66,2
Loans etc.	103,9
Reinvested earnings	96,4
Portfolio investment excluding financial derivatives	-254,1
Assets (change in Swedish investment abroad)	-152,2
Equity securities	-34,7
Debt securities	-117,5
Liabilities (change in foreign investment in Sweden)	-101,9
Equity securities	-9,8
Debt securities	-92,0
Financial derivatives	15,6
Other investment	267,0
Assets (change in Swedish investment abroad)	-7,4
Loans	-124,9
Trade credits & Other	117,5
Liabilities (change in foreign investment in Sweden)	274,3
Loans	558,6
Trade credits & Other	-284,3
Reserve assets	6,4
Net errors and omissions	-294,7

This annual report comprises:

a) Pages numbered 1 to 22 consecutively.

b) The following exhibits:

Exhibit a) None

Exhibit b) None

Exhibit c) Budget Statement

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report, to be signed on its behalf by the undersigned, thereunto duly authorized, at Stockholm, Sweden, on the 23th day of September, 2009.

Kingdom of Sweden
Acting through Riksgäldskontoret

By:	/s/ Thomas Olofsson
Thomas Olofsson
Director and Head of Funding

By:	/s/ Charlotte Rydin
Charlotte Rydin
General Counsel